____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Praetor 600 Now Triple-Certified, Receiving EASA and FAA Approval, Becoming The Most Disruptive and Technologically Advanced Aircraft to Enter the Super-Midsize Category

Geneva, Switzerland, May 20, 2019 – Embraer announced today that the company’s new Praetor 600 super-midsize business jet was granted its Type Certificate by EASA (European Union Aviation Safety Agency) and by the FAA (Federal Aviation Administration). The announcement was made during the company’s press conference at the European Business Aviation Conference and Exhibition (EBACE) in Geneva, Switzerland.

“Now certified by the key aviation safety agencies of the world, the Praetor 600 has proven to be the most disruptive and technologically advanced super-midsize business jet to enter the market, paving the way to begin deliveries now in the second quarter,” said Michael Amalfitano, President & CEO, Embraer Executive Jets. “Just over six months since its launch and debut, the Praetor 600 has already been outperforming its certification goals, raising expectations of the ideal super-midsize. Once again, I want to thank and congratulate the entire Embraer family for bringing to market such a revolutionary aircraft, designed to create a new value experience for customers and shareholders alike.”

Brazil’s Civil Aviation Authority (ANAC—Agência Nacional de Aviação Civil) awarded the new aircraft its Type Certificate on April 18 of this year. The Praetor 600 was announced and debuted at NBAA-BACE, in October 2018, and became the only super-midsize business jet to be certified since 2014.

The Praetor 600 began its journey to EBACE at São Paulo International Airport in Brazil, on May 8, arriving in Fort Lauderdale, Florida with a six-passenger equivalent payload of 1,200 lb (544 kg). This was the aircraft’s longest flight to date, covering 3,904 nm (7,230 kilometers) over an air distance of 3,678 nm (6,812 kilometers), having faced up to 43 knots of headwinds and descended into Miami’s distinct air space pattern.

On May 16, the Praetor 600 departed the U.S. to Europe fueled by Sustainable Alternative Jet Fuel (SAJF) to join the Embraer portfolio fleet at “Fueling the Future,” a business aviation biofuel event held at Farnborough Airport, on May 18. The Praetor 600 arrived in Farnborough, having departed from Teterboro Airport in the U.S.  The first transatlantic flight of the Praetor 600 covered about 3,000 nautical miles with about 15,000 lb of fuel, of which 3,000 lb was SAJF.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

The “Fueling the Future” event marked the first anniversary of the launch of the Business Aviation Coalition for Sustainable Alternative Jet Fuel (SAJF), at EBACE 2018, and the 10th anniversary of the Business Aviation Commitment on Climate Change, announced in 2009. The event gathered business aviation and civic leaders to discuss the path forward for the continued adoption of SAJF in business aviation, in order to fulfill the coalition’s goal of reducing emissions through investments and innovation.

The Praetor 600 is the best performing super-midsize jet ever developed, surpassing all its main design goals and becoming capable of flying beyond 4,000 nautical miles in long-range cruise speed or beyond 3,700 nautical miles at Mach .80 from runways shorter than 4,500ft, complemented by an outstanding payload capability.

The Praetor 600 is now the farthest-flying super-midsize jet, able to make nonstop flights between London and New York, São Paulo and Miami, Dubai and London. With four passengers and NBAA IFR Reserves, the Praetor 600 has an intercontinental range of 4,018 nautical miles (7,441 km). Take Off Field Length for such a mission is only 4,436 ft (1,352 m). At M0.80, range is 3,719 nm (6,887 km) with four passengers and NBBA IFR Reserves.

The Praetor 600 is the first super-midsize jet with full fly-by-wire technology, which powers the Active Turbulence Reduction that not only makes every flight the smoothest but also the most efficient possible.

The Embraer DNA Design interior eloquently explores every dimension of the only super-midsize to feature a six-foot-tall, flat-floor cabin, stone flooring and a vacuum service lavatory, all in the same certified aircraft. The class-exclusive Active Turbulence Reduction and 5,800-foot cabin altitude, complemented by a whisper silent cabin, have set the highest standards in customer experience in the super-midsize category. In addition to the full-service galley and a wardrobe, eight fully reclining club seats may be berthed into four beds, and the baggage space is the largest in the class.

Advanced technology throughout the cabin is also a trait of the Embraer DNA Design, beginning with the industry-exclusive Upper Tech Panel that displays flight information and offers cabin management features also available on personal devices through Honeywell Ovation Select. High-capacity, ultra high-speed connectivity for all aboard is available through Viasat’s Ka-band, with speeds of up to 16Mbps and unlimited streaming, another industry-exclusive in super-midsize jets.

The Praetor 600 features Collins Aerospace’s newest edition of the acclaimed Pro Line Fusion flight deck. Capabilities such as the industry-first vertical weather display, air-traffic-control-like situational awareness with ADSB-IN, predictive wind shear radar capability, as well as

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer Enhanced Vision System (E2VS) with a Head-up Display (HUD) and an Enhanced Video System (EVS), an Inertial Reference System (IRS) and a Synthetic Vision Guidance System (SVGS) are some of the highlights on the Praetor 600 flight deck.

Link to images: https://eej.imagerelay.com/sb/7db06e3b-9043-4ad5-ae53-b98bac7f6710/embraer-at-sajf-farnborough-ebace-2019

SPECIFICATIONS	CERTIFIED AIRCRAFT	DESIGN GOALS
Range 4 pax @ LRC(1)	4,018 nm / 7,441 km	3,900 nm / 7,223 km
Range 4 pax @ M0.80(2)	3,719 nm / 6,888 km	3,605 nm / 6,676 km
Takeoff distance @ 4 pax / full fuel(3)	4,436 ft / 1,352 m	4,458 ft / 1,359 M
Takeoff distance @ MTOW(4)	4,717 ft / 1,438 m	4,800 ft / 1,463 m
Unfactored landing distance(5)	2,165 ft / 660 m	2,270 ft / 692 m
Maximum operating altitude	45,000 ft / 13,716 m	45,000 ft / 13,716 m
Maximum payload(6)	4,001 lb / 1,815 kg	4,001 lb / 1,815 kg

(1) NBAA IFR reserves; 200 nm alternate; 4 pax @ 200 lbs each; baseline aircraft; LRC (Long Range Cruise)

(2) NBAA IFR reserves; 200 nm alternate; 4 pax @ 200 lbs each; baseline aircraft; M0.80

(3) SL; ISA ; full fuel; 4 pax @ 200 lbs each; NBAA IFR reserves; 200 nm alternate; baseline aircraft;

(4) SL; ISA; MTOW

(5) SL; ISA ; 4 pax @ 200 lbs each; NBAA IFR reserves; 200 nm alternate; baseline aircraft

(6) Baseline aircraft

Follow us on Twitter: @Embraer

About the Praetor 600

The Praetor 600 is the most disruptive and technologically advanced aircraft to enter the super-midsize category, delivering the ultimate customer experience with an unparalleled combination of performance, comfort and technology. The Praetor 600 will be the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. With four passengers and NBAA IFR Reserves, the Praetor 600 will have an intercontinental range of 4,018 nautical miles (7,441 km) with the highest payload capacity in its class.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Being the only super-midsize business jet with full fly-by-wire technology and active turbulence reduction, passengers will enjoy the smoothest possible flight in a best-in-class 6-foot-tall flat-floor cabin, complemented by an unmatched 5,800-foot cabin altitude for ultimate passenger comfort. The Embraer DNA Design cabin includes eight fully reclining club seats which may be berthed into four beds for complete rest. The cabin includes a full service galley at the entrance, a rear private lavatory with a vacuum toilet and an in-flight-accessible baggage area. The total baggage space is the largest in the super-midsize category.

Advanced technology also abounds throughout the cabin beginning with the industry-exclusive Upper Tech Panel that displays flight information and offers cabin management features also available on personal devices through Honeywell Ovation Select. Air to ground Gogo AVANCE L5 connectivity is available for US operators. High-capacity, ultra high-speed connectivity for all aboard is available through Viasat’s Ka-band with speeds of up to 16Mbps and unlimited streaming, another industry-exclusive among midsize business jets. An optional in-flight entertainment system consists of a high-definition video system, surround sound, and multiple audio and video input options.

The Praetor 600 features the state-of-the-art Rockwell Collins Pro Line Fusion avionics suite with four 15.1-inch high-resolution LCD displays, and paperless operations capability, with graphical flight planning and industry-first vertical weather display, air-traffic-control-like situational awareness with ADSB-IN, and predictive wind shear radar capability, in addition to Jeppesen charts and maps as well as, an Inertial Reference System (IRS), a Synthetic Vision Guidance System (SVGS), and the Embraer Enhanced Vision System (E2VS) which features a Head-up Display (HUD) and an Enhanced Video System (EVS). The Praetor 600 is powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines, the greenest in their class.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, among the broadest in the market, consists of the entry-level Phenom 100 and the light Phenom 300E jet, the medium cabin Legacy 450 and Legacy 500, the midsize Praetor 500 and super-midsize Praetor 600, the large Legacy 650E, and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,300 aircraft, which are in operation in more than 70 countries and are supported by the Company’s global Customer Support and Services network of over 70 owned and authorized service centers,

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit executive.embraer.com.

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer